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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 CB Commercial Real Estate Services Group, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    12479F103

                                 (CUSIP Number)
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CUSIP No.   12479F103




  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                    Kasen Development, Inc.
                    Kajima Corporation (Please refer to Exhibit A)




  2)       Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) X (Please refer to Exhibit A)
           (b)




  3)       SEC Use Only




  4)       Citizenship or Place of Organization
                    Japanese corporation




         Number                     (5)      Sole Voting Power       780,000
           of
         Shares
         Beneficially               (6)     Shared Voting Power            0
         Owned
         By
         Each                       (7)     Sole Dispositive Power   780,000
         Reporting
         Person
         With                       (8)     Shared Dispositive Power       0



   9)   Aggregate Amount Beneficially Owned by Each Reporting Person    780,000



   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



   11)  Percent of Class Represented by Amount in Row 9                    5.6%



   12)  Type of Reporting Person (See Instructions)                         CO








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ITEM 1(a):        Name of Issuer:

                              CB Commercial Real Estate Services Group, Inc.

ITEM 1(b):        Address of Issuer's Principal Executive Offices:

                              533 South Fremont
                              Los Angeles, California 90071

ITEM 2(a):        Name of Person Filing:

                              Kasen Development, Inc. and Kajima Corporation

ITEM 2(b):        Address of Principal Business Office or, if none, Residence:

                              Kasen Development, Inc.
                              6-3-2 Toyo
                              Koto-ku
                              Tokyo 135
                              Japan

                              Kajima Corporation
                              2-7, Motoakasaka 1-chome
                              Minato-ku, Tokyo 107
                              Japan

ITEM 2(c):        Citizenship:

                              Kasen Development, Inc.: Japanese corporation Kajima Corporation: Japanese corporation

ITEM 2(d):        Title of Class of Securities:

                              Common Stock

ITEM 2(e):        CUSIP Number:

                              12479F103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES
        13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON
        FILING IS A:

         Not Applicable

   (a)  [   ] Broker or Dealer registered under Section 15 of the Act

   (b)  [   ] Bank as defined in Section 3(a)(6) of the Act

   (c)  [   ] Insurance Company as defined in section 3(a)(19) of the Act

   (d)  [   ] Investment Company registered under section 8 of the Investment
              Company Act

   (e)  [   ] Investment Adviser registered under section 203 of the Investment
              Advisers Act of 1940

   (f)  [   ] Employee Benefit Plan, Pension Fund which is
              subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
              Section 240.13d-1(b)(1)(ii)(F)

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         (g)      [   ]    Parent Holding Company, in accordance with Section
                           240.13d-1(b)(ii)(G) (Note: See Item  7)


         (h)      [   ]    Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP  (Please refer to Exhibit A for additional information)

         (a)      Amount Beneficially Owned:
                           780,000 shares

         (b)      Percent of Class:
                           5.6%

         (c)      Number of shares as to which such person has:



                  (i)      sole power to vote or to direct the vote                         780,000
                                                                                        -----------
                  (ii)     shared power to vote or to direct the vote                             0
                                                                                        -----------
                  (iii)    sole power to dispose or to direct the disposition of            780,000
                                                                                        -----------
                  (iv)     shared power to dispose or to direct the disposition of                0
                                                                                        -----------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.  CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         Not Applicable


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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date              February 12, 1997

Kasen Development, Inc.

By:   /s/ Takashi Buto
      ----------------------
         Mr. Takashi Buto
         President

Kajima Corporation

By:  /s/ Tomoya Kamimura
      ----------------------
         Mr. Tomoya Kamimura
         Executive Vice President

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